UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2008

Commission File No.: 001-11796

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4

Mississauga, Ontario

L4W 0B3 Canada

(Address of Principal Executive Offices)

PREMDOR INC.

(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: May 28, 2008
	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter Unaudited Interim Consolidated Financial Statements

99.2	Management’s Discussion & Analysis of Financial Results

99.3	Quantitative and Qualitative Disclosures about Mark Risk

99.4	Other Information